Exhibit 21.1

Subsidiaries of ZoomInfo Technologies Inc.
Upon the consummation of this offering, the following entities will become subsidiaries of ZoomInfo Technologies Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
ZoomInfo Holdings, LLC	Delaware
DiscoverOrg Acquisition (Tellwise), LLC	Delaware
DiscoverOrg Acquisition (Komiko), LLC	Delaware
DiscoverOrg Acquisition Company LLC	Delaware
ZoomInfo Technologies LLC	Delaware
Cloud Virtual, LLC	Delaware
Datanyze, LLC	Delaware
Neverbounce, LLC	Delaware
RK Midco, LLC	Delaware
RKSI Acquisition Corporation	Delaware
Zebra Acquisition Corporation	Delaware
ZoomInfo Intermediate Holdings LLC	Delaware
ZoomInfo Midco LLC	Delaware
ZoomInfo LLC	Delaware
ZoomInfo International, LLC	Delaware
ZoomInfo Israel Ltd	Israel